SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                             GRUBB & ELLIS COMPANY
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   40009-52-0
                                 (CUSIP Number)

                               Martin H. Neidell
                          Stroock & Stroock & Lavan LLP
                      180 Maiden Lane, New York, NY 10038
                                  212-806-5836
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               DECEMBER 30, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------                              ------------------------
CUSIP No. 40009-52-0                                  Page 2 of __ Pages
-----------------------                              ------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus Investors, L.P.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)
                                                            (b)  X
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
     NUMBER OF      7         SOLE VOTING POWER
     SHARES
                  -------------------------------------------------------------
     BENEFICIALLY   8         SHARED VOTING POWER      10,443,339
     OWNED BY
                  -------------------------------------------------------------
     EACH           9         SOLE DISPOSITIVE POWER
     REPORTING
                  -------------------------------------------------------------
     PERSON         10        SHARED DISPOSITIVE POWER
     WITH                                               10,443,339
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,443,339
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     *
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     57.1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                              ------------------------
CUSIP No. 40009-52-0                                  Page 3 of __ Pages
-----------------------                              ------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     E.M. Warburg, Pincus & Company LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)
                                                            (b)  X
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-------------------------------------------------------------------------------
     NUMBER OF      7         SOLE VOTING POWER
     SHARES
                  -------------------------------------------------------------
     BENEFICIALLY   8         SHARED VOTING POWER      10,443,339
     OWNED BY
                  -------------------------------------------------------------
     EACH           9         SOLE DISPOSITIVE POWER
     REPORTING
                  -------------------------------------------------------------
     PERSON         10        SHARED DISPOSITIVE POWER
     WITH                                               10,443,339
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,443,339
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     *
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     57.1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------            -----------------------------------
CUSIP No. 40009-52-0                        Page 5 of __ Pages
-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Warburg, Pincus & Co.
-------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                           (a)
                                                                           (b) X
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       Not Applicable
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
-------------------------------------------------------------------------------
    NUMBER OF       7     SOLE VOTING POWER
     SHARES
                  -------------------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER          10,443,339
    OWNED BY
                  -------------------------------------------------------------
      EACH          9     SOLE DISPOSITIVE POWER
   REPORTING
                  -------------------------------------------------------------
     PERSON         10    SHARED DISPOSITIVE POWER
      WITH                                             10,443,339
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            10,443,339
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
      *
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            57.1%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN

          This Amendment No. 9 to Schedule 13D is being filed on behalf of Warburg, Pincus Investors, L.P. ("WPI") and certain of its affiliated entities (the "Reporting Entities") relating to the common stock, par value $.01 per share (the "Common Stock"), of Grubb & Ellis Company, a Delaware corporation (the "Company"). Terms defined in the original Schedule 13D, as amended, shall have the same meaning when used herein. This amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          WPI is the beneficial owner of 10,443,339 shares of Common Stock through its direct ownership of (i) 9,105,981 shares of Common Stock, and (ii) warrants to purchase an aggregate of 1,337,358 shares of Common Stock. The shares of Common Stock and warrants, upon exercise, represent approximately 57.1% of the shares of Common Stock calculated in accordance with Rule 13d-3(d)(1)(i). WPC and E.M. Warburg may be deemed to own beneficially the shares of Common Stock beneficially owned by WPI.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On December 30, 1997, WPI and the Company entered into an agreement whereby WPI agreed that whenever a matter is brought to the vote of the stockholders of the Company and WPI beneficially has more than 50% of the voting power entitled to vote on such matter (the "Limit"), then WPI may vote its shares up to the Limit in its discretion and WPI may vote its shares in excess of the Limit in the same proportion as the shares of voting stock owned by holders other than WPI are voted. The agreement may not be amended or terminated without the concurrence of a majority of the directors of the Company who are not officers, employees, members or partners of WPI or the Company or a majority of the votes of the Company at a meeting duly called other than shares owned by WPI. In addition, the agreement may be terminated by WPI or the Company if it has received an opinion from a certified public accounting firm that the agreement shall not be effective to divest WPI of voting power in excess of the 50% limitation for pooling of interest accounting rules.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        WARBURG, PINCUS INVESTORS, L.P.

                           By: WARBURG, PINCUS & CO.,
                                 General Partner

                           By:/s/ Reuben S. Leibowitz
                              Reuben S. Leibowitz, Partner

                       E.M. WARBURG, PINCUS & COMPANY LLC

                           By:/s/ Reuben S. Leibowitz
                              Reuben S. Leibowitz, Member

                             WARBURG, PINCUS & CO.

                           By:/s/ Reuben S. Leibowitz
                              Reuben S. Leibowitz, Partner

Dated: January 23, 1998